Sub item 77D(g)

LEGG MASON PARTNERS EQUITY TRUST
SUPPLEMENT DATED MAY 12, 2014
TO THE SUMMARY PROSPECTUS AND PROSPECTUS OF
LEGG MASON BATTERYMARCH U.S. LARGE CAP EQUITY FUND,
EACH DATED MARCH 31, 2014

Effective June 16, 2014, the section of the Prospectus titled "More on the fund's investment strategies, investments and risks - Selection process" is replaced with the following text:

The portfolio managers use a quantitative process that assesses stocks by relative attractiveness based on a variety of measures including value, cash flow, earnings growth and sentiment. The portfolio managers are part of a team approach to research to improve the quantitative models, and thus the models are expected to evolve over time as changes are incorporated.

The subadviser employs sector constraints to limit the fund's ability to overweight or underweight particular sectors. Ordinarily, no single equity exposure is expected to make up more than 5% of the fund's assets. However, as part of the subadviser's investment process, larger companies with especially large weights in the Index may be overweighted in the fund, which may result in fund positions of greater than 5% in those securities.